Exhibit (12)
McGraw Hill Financial, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Years ended December 31,
	2015		2014		2013		2012		2011
Earnings:
Income from continuing operations before taxes on income	$1,815	[1]	$54	[2]	$1,299	[3]	$1,089	[4]	$975	[5]
Fixed charges [6]	162		118		124		128		131
Total earnings	$1,977		$172		$1,423		$1,217		$1,106
Fixed charges: [6]
Interest expense	$101		$58		$62		$81		$86
Portion of rental payments deemed to be interest	59		59		61		46		44
Amortization of debt issuance costs and discount	2		1		1		1		1
Total fixed charges	$162		$118		$124		$128		$131
Ratio of earnings to fixed charges:	12.2	x	1.5	x	11.5	x	9.5	x	8.4	x

1 Includes the impact of the following items: costs related to identified operating efficiencies primarily related to restructuring of $56 million, legal settlement charges partially offset by insurance recoveries of $54 million, acquisition-related costs of $37 million, and a gain of $11 million on the sale of our interest in a legacy McGraw Hill Construction investment.

[2]
Includes the impact of the following items: $1.6 billion of legal and regulatory settlements, restructuring charges of $86 million, and $4 million of professional fees largely related to corporate development activities.

[3]
Includes the impact of the following items: $77 million of legal settlements, $64 million charge for costs necessary to enable the separation of MHE and reduce our cost structure, a $36 million non-cash impairment charge related to the sale of our data center, a $28 million restructuring charge in the fourth quarter primarily related to severance, $13 million related to terminating various leases as we reduce our real estate portfolio and a $24 million net gain from our dispositions.

[4]
Includes the impact of the following items: $135 million charge for costs necessary to enable the separation of MHE and reduce our cost structure, a $65 million restructuring charge, transaction costs of $15 million for our S&P Dow Jones Indices LLC joint venture, an $8 million charge related to a reduction in our lease commitments, partially offset by a vacation accrual reversal of $52 million.

5 Includes the impact of a $31 million restructuring charge and a $10 million charge for costs necessary to enable the separation of MHE and reduce our cost structure.
6 "Fixed charges" consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (see Note 12 - Commitments and Contingencies to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in this Form 10-K), (2) the portion of our rental expense deemed representative of the interest factor in rental expense, and (3) amortization of debt issue costs and discount to any indebtedness.